SATISFACTION AND RELEASE ("RELEASE")

The Release is entered into as of the 26 day of April, 1996, by and between BALCOR PENSION INVESTORS, an Illinois Limited Partnership ("Balcor"), HUNTINGTON PLAZA LIMITED PARTNERSHIP, an Illinois limited partnership ("Huntington"), and BETTY K. POLAK, individually ("Polak").

                                   RECITALS

A. Balcor and Polak entered into an Agreement dated as of September 24, 1992, ("Agreement") which provided for among other things, certain rights that the parties hereto were to have in that certain shopping center located in Huntington, Indiana, known as Huntington Plaza (the "Property"), which agreement was amended by an Amendment to Agreement as of September 25, 1992 ("Amendment") and a Side Letter dated as of September 25, 1992 ("Side Letter"). The Agreement, Amendment, and Side Letter are collectively referred to herein as the "Documents". Copies of the Documents are attached hereto as Exhibit A.

B. Huntington, as Seller, will, simultaneously with delivery by Polak of this Release, enter with J. Herzog & Sons, Inc., as Purchaser, an Agreement of Sale (the "Sale Agreement") which provides for the sale of the Property. A copy of the proposed Sale Agreement is attached hereto as Exhibit B.

C. A portion of the purchase price for the Property will be paid by a note from Purchaser or its assigns in the amount of Three Hundred Thousand Dollars ($300,000.00) (the "Note"), which Note will be secured by a Junior Mortgage ("Mortgage"). The Note will be endorsed to Polak without recourse and the mortgage will likewise be assigned to Polak. Copies of the form of the Note and mortgage are attached hereto as Exhibit C.

                                  WITNESSETH:

NOW, THEREFORE, for good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Upon the Closing of the sale of the Property, proceeds to Huntington as Seller will be generated in the amount of $2,400,000.00, plus or minus prorations, and the parties anticipate that additional funds consisting, for example, of post-closing rent will be paid to Huntington, all of which are hereinafter referred to as "Proceeds". Proceeds will be further reduced by Huntington's actual cost and expense of performing the Sale Agreement including by way of illustration, but not limitation, title charges, escrow fees, recording charges, copying and transmittal charges and attorney's fees ("Net Proceeds"). Net Proceeds will consist of cash and the Note. Except as provided in paragraph 2 below, Net Proceeds are to be allocated between Balcor and Polak according to the Agreement, except that the amount allocated to Balcor shall be $100,000.00 more than the amountthat Balcor would be entitled to under the Agreement and the amount allocated to Polak shall be $100,000.00 less than the amount that Polak would be entitled to under the Agreement, pursuant to the example of the Net Sales Proceeds Analysis attached hereto and made a part hereof as Exhibit D, which allocated Net Proceeds are hereinafter referred to as the Balcor Proceeds and the Polak Proceeds. Balcor further agrees that within thirty (30) days following the Closing it shall prepare an updated Exhibit D to reflect all transactions occurring subsequent to date reflected on the original Exhibit D that are relevant to the allocation of Net Proceeds, including but not limited to any post-closing rent paid to

Huntington. Polak shall have a period of six (6) months from the date that updated Exhibit D is received in which to audit the books and records related to the operation of the Property and to notify Balcor that she intends to assert a claim for adjustment and any such claim for which a notice is not sent within the above period shall be forever barred. Balcor and Huntington shall give Polak and her agents and representatives reasonable and prompt access to the books and records related to the operation of the Property in order to enable Polak to verify the accuracy of the information contained in updated Exhibit D. Notwithstanding anything contained herein to the contrary, the rights of Polak under this paragraph shall not be released until the expiration of the six (6) month period set forth herein, extended by the time necessary to resolve any claim made by Polak.

2. To induce Huntington to enter into the Sales Agreement, and to induce Balcor to consent to the transaction, Polak agrees that the Note will be allocated in its entirety at its principal face amount of $300,000.00, without discount, to payment of the Polak Proceeds together with sufficient cash to pay an amount equal to the full Polak Proceeds payable at Closing. Upon the Closing and sale of the Property, Huntington will endorse the Note without recourse to Polak. The entire Balcor Proceeds will be payable to it in cash at the Closing. After Closing, further Net Proceeds, if any, will be allocated between the parties in accordance with Exhibit D. Balcor agrees that it shall assign the pending real estate tax appeal relating to the Property, including all rights to any tax refund allocated to Balcor under the Sales Agreement, to Polak at closing. Polak shall thereafter be responsible for pursuing the appeal and shall be responsible for all fees and expenses incurred in connection with the appeal.

3. Balcor and Polak agree that they shall deposit the sum of Twenty-Five Thousand Dollars ($25,000.00) each from the cash proceeds payable to each of them at Closing with First American Title Insurance Company ("Escrow Agent"), as escrow agent, to be held for the purpose of satisfying claims that may be made against Huntington arising out of (a) the breach of any warranty or representation contained in the Sales Agreement; (b) any Seller's Affidavit given Purchaser pursuant to paragraph 13 of the Sales Agreement, or any settlement of any such claim, together with any reasonable attorneys fees and other expenses incurred by Huntington, Balcor, or Polak in connection with any such asserted claim ("Claim"). If no Claims have been made against the escrowed funds within three months from the Closing or if any Claims made prior thereto have been fully resolved, Escrow Agent shall return one-half (1/2) of the then remaining escrowed funds to Balcor and the balance of the then remaining escrowed funds shall be returned to Polak. If at the end of such three month period there remain any unresolved Claims, Escrow Agent shall distribute any balance remaining after reserving an amount sufficient to satisfy any unresolved claims based on the assumption that such claims are resolved in favor of the claimant. Any funds that are reserved which remain after the resolution of all such Claims shall be promptly distributed. Polak's liability to Huntington and Balcor for any Claims shall be limited to the amount that Polak is hereby required to deposit in escrow. Notwithstanding anything contained herein to the contrary the rights of Polak with respect to the escrowed funds shall not be released until approval of the final report of the Escrow Agent by Polak.

4. Polak acknowledges that Huntington would not accept the Note as partial payment of the purchase price for the Property unless Polak agreed to accept the entire face value of the Note as partial payment and satisfaction of Polak's entitlement to receive Polak Proceeds at the Closing. Polak further agrees that, notwithstanding anything that may be contained in the Documents to the contrary, she will accept the Polak Proceeds including the Note (endorsed to Polak without recourse by Huntington), as full, complete and final payment for any and all sums that have been due or may become due to Polak under the Documents, including but not limited to: (i) management fees; (ii) leasing commissions; (iii) other types of commissions; (iv) fees that may be due under the Reserve List, (v) Net Sales Proceeds, and (vi) New Invested Funds.

5. Polak acknowledges that she has reviewed and approved all of the terms and provisions contained in the Note. Polak acknowledges that the Note will be subject to a Subordination Agreement in the form attached hereto as Exhibit E.

6. Balcor agrees that immediately following the Closing it shall send Purchaser and Fort Wayne National Bank a Notice of Assignment in the form attached hereto as Exhibit F.

7. Polak hereby remises, releases and forever discharges and by these presents does for herself, her heirs, executors and administrators, remise, release and forever discharge Balcor, its successors and assigns, of and from any claims whatsoever, that she has or in the future may have pursuant to the Documents or those matters which arose prior to and were the basis for the execution and delivery of the Documents by Balcor and Polak, the operation of the Property, the execution, delivery and performance of the Sale Agreement, claims for management fees or local administrator fees or both, or any one or more of such claims. This release shall not apply to the matters set forth in the last sentence of paragraph 2 above.

8. Balcor and Huntington hereby remise, release, and forever discharge and by these presents do for themselves, their parents, subsidiaries, related entities, predecessors or successors-in-interest, officers, directors, employees and agents, their heirs, executors, administrators, and their assigns, remise, release and forever discharge Polak, her representatives and agents, their successors-in-interest, heirs, executors and administrators and their assigns, of and from any claims whatsoever that they have or in the future may have pursuant to the Documents or those matters which arose prior to and were the basis for the execution and delivery of the Documents by Balcor and Polak, the operation of the Property, the execution, delivery and performance of the Sale Agreement, or any one or more of such claims.

9. Simultaneously with the delivery of the Note to Polak, Polak shall cause to be delivered to Balcor and Huntington a full and complete release and satisfaction of any person or firm related to and claiming through Polak, including specifically, but not exclusively, Polacorp, Inc., or Polak's sons, Christopher K. Polak and Bradley T. Polak, or any of them, of any and all claims any or all of them may have, against Balcor or Huntington for or on account of any matter or thing arising under the Documents, the operation of the Property, the execution, delivery and performance of the Sale Agreement, claims for management fees or local administrator fees or both, and commission claims, or any one or more of such claims. The release and satisfaction from Christopher K. Polak shall include a provision acknowledging that any management agreement or leasing commission agreement pertaining to the Property has been terminated and fully satisfied.

10. Capitalized terms used herein shall, unless otherwise defined herein, have the same meaning as the capitalized terms in the Documents.

11. The releases provided for herein, shall become effective upon delivery to Polak of the Polak Proceeds including cash and the original Note endorsed without recourse. Should the contemplated transaction not close, then this Agreement is of no further force or effect.

12. This Release contains the entire agreement and understanding of the parties in respect to the subject matter hereof, the same may not be amended, modified or discharged, nor any of its terms be waived except by an instrument or writing signed by the parties to be bound thereby. This Release may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one (1) agreement.

13. This Release shall inure to the benefit and shall be binding upon the parties' successors and assigns, including without limitation affiliates of Balcor and Huntington.

14. This Release shall be governed by and construed in accordance with the laws in the State of Illinois.

15.  Time is of the essence of this Release.

16. Any provision of this Release which is unenforceable or is invalid or contrary to applicable law, or the inclusion of which would affect the validity, legality or enforcement of this Release, shall be of no effect, and in such case all remaining terms and provisions of this Release shall subsist and be fully effective according to the tenor of this Release, the same as though such invalid portion had never been included herein.

17. This Release may be executed in original counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the 26 day of April, 1996.

                         BALCOR PENSION INVESTORS, AN ILLINOIS
                         LIMITED PARTNERSHIP

                              By:  Balcor Mortgage Advisors, an Illinois
                                   general partnership, the general partner

                              By: RGF Balcor Associates, an Illinois General Partnership, a partner

                              By:  The Balcor Company, a Delaware corporation

                              By:  /s/Philip Schechter
                                 --------------------------------------
                                   Authorized agent

                         HUNTINGTON PLAZA LIMITED PARTNERSHIP

                              By:  Huntington Plaza, Inc., its general partner

                              By:  /s/Philip Schechter
                                 --------------------------------------
                                   Authorized agent

ACKNOWLEDGED:

Attorney for Betty K. Polak:

/s/John R. Carr III by BSC              /s/Betty K. Polak
- ------------------------------          -----------------------
John R. Carr III                        Betty K. Polak
Buschmann, Carr & Shanks, P.C.
1020 Market Tower
Ten West Market Street
Indianapolis, IN  46204


Attorney for Balcor Pension Investors:
and Huntington Plaza Limited Partnership

/s/Morton M. Poznak
- ------------------------------
Morton M. Poznak
Schwartz & Freeman
401 N. Michigan Ave.
Suite 1900
Chicago, IL  60611